UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Spectrum Brands, Inc.
(Name of Issuer)
Common stock, $0.01 par value per share
(Title of Class of Securities)
84762L204
(CUSIP Number)
Eric Ross
Managing Director and Chief Compliance Officer
Avenue Capital Management II, L.P.
535 Madison Avenue
New York, NY 10022
(212) 878-3520
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
– with copies to –
Russell W. Parks, Jr.
Akin, Gump, Strauss, Hauer & Feld, L.L.P.
1333 New Hampshire Ave., N.W.
Washington, D.C. 20036
(202) 887-4000
February 9, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	84762L204

1	NAMES OF REPORTING PERSONS Avenue Investments, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	SC; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		328,767

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		328,767

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	328,767

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.1%

14	TYPE OF REPORTING PERSON

	PN

CUSIP No.	84762L204

1	NAMES OF REPORTING PERSONS Avenue International Master, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	SC; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		650,628

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		650,628

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	650,628

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.1%

14	TYPE OF REPORTING PERSON

	PN

CUSIP No.	84762L204

1	NAMES OF REPORTING PERSONS Avenue International, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	SC; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		650,628

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		650,628

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	650,628

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.1%

14	TYPE OF REPORTING PERSON

	CO

CUSIP No.	84762L204

1	NAMES OF REPORTING PERSONS Avenue International Master GenPar, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	SC; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		650,628

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		650,628

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	650,628

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.1%

14	TYPE OF REPORTING PERSON

	CO

CUSIP No.	84762L204

1	NAMES OF REPORTING PERSONS Avenue Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	SC; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	New York

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		979,395

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		979,395

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	979,395

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.2%

14	TYPE OF REPORTING PERSON

	OO

CUSIP No.	84762L204

1	NAMES OF REPORTING PERSONS Avenue - CDP Global Opportunities Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	SC; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		257,333

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		257,333

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	257,333

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.8%

14	TYPE OF REPORTING PERSON

	PN

CUSIP No.	84762L204

1	NAMES OF REPORTING PERSONS Avenue Global Opportunities Fund GenPar, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	SC; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		257,333

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		257,333

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	257,333

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.8%

14	TYPE OF REPORTING PERSON

	OO

CUSIP No.	84762L204

1	NAMES OF REPORTING PERSONS Avenue Special Situations Fund IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	SC; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,753,949

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,753,949

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,753,949

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.7%

14	TYPE OF REPORTING PERSON

	PN

CUSIP No.	84762L204

1	NAMES OF REPORTING PERSONS Avenue Capital Partners IV, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	SC; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,753,949

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,753,949

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,753,949

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.7%

14	TYPE OF REPORTING PERSON

	OO

CUSIP No.	84762L204

1	NAMES OF REPORTING PERSONS GL Partners IV, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	SC; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,753,949

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,753,949

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,753,949

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.7%

14	TYPE OF REPORTING PERSON

	OO

CUSIP No.	84762L204

1	NAMES OF REPORTING PERSONS Avenue Special Situations Fund V, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	SC; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		3,772,168

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,772,168

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,772,168

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	12.3%

14	TYPE OF REPORTING PERSON

	PN

CUSIP No.	84762L204

1	NAMES OF REPORTING PERSONS Avenue Capital Partners V, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	SC; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,772,168

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,772,168

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,772,168

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	12.3%

14	TYPE OF REPORTING PERSON

	OO

CUSIP No.	84762L204

1	NAMES OF REPORTING PERSONS GL Partners V, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	SC; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,772,168

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,772,168

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,772,168

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	12.3%

14	TYPE OF REPORTING PERSON

	OO

CUSIP No.	84762L204

1	NAMES OF REPORTING PERSONS Avenue Capital Management II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	SC; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,762,845

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		6,762,845

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,762,845

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	22.1%

14	TYPE OF REPORTING PERSON

	IA

CUSIP No.	84762L204

1	NAMES OF REPORTING PERSONS Avenue Capital Management II GenPar, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	SC; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,762,845

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		6,762,845

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,762,845

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	22.1%

14	TYPE OF REPORTING PERSON

	OO

CUSIP No.	84762L204

1	NAMES OF REPORTING PERSONS Marc Lasry

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	SC; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,762,845

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		6,762,845

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,762,845

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	22.1%

14	TYPE OF REPORTING PERSON

	IN

AMENDMENT NO. 1 TO SCHEDULE 13D
This Amendment No. 1 to Schedule 13D is being filed on behalf of the Avenue Investments, L.P. (“Avenue Investments”), Avenue International Master, L.P. (“Avenue International Master”), Avenue International, Ltd. (“Avenue International”), Avenue International Master GenPar, Ltd. (“Avenue International GenPar”), Avenue Partners, LLC (“Avenue Partners”), Avenue - CDP Global Opportunities Fund, L.P. (“CDP Global”), Avenue Global Opportunities Fund GenPar, LLC (“CDP Global GenPar”), Avenue Special Situations Fund IV, L.P. (“Avenue Fund IV”), Avenue Capital Partners IV, LLC (“Avenue Capital IV”), GL Partners IV, LLC (“GL IV”), Avenue Special Situations Fund V, L.P. (“Avenue Fund V,” and, together with Avenue Investments, Avenue International Master, CDP Global and Avenue Fund IV, each, a “Fund” and collectively, the “Funds”), Avenue Capital Partners V, LLC (“Avenue Capital V”), GL Partners V, LLC (“GL V”), Avenue Capital Management II, L.P. (“Avenue Capital II”), Avenue Capital Management II GenPar, LLC (“GenPar”), and Marc Lasry (together with the above, the “Reporting Persons”) relating to shares of common stock, $0.01 par value per share (the “Common Stock”) of Spectrum Brands, Inc., a Delaware corporation (the “Issuer”). This Amendment modifies the Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission on September 8, 2009 (the “Original 13D”).

Item 4.	Purpose of the Transaction
Item 4 is hereby amended by deleting the last two paragraphs and adding the following:
The responses to Item 6 are hereby incorporated by reference herein.
The Reporting Persons own $30,094,777 in principal amount of the 12% Notes and 6,762,845 shares of the Common Stock as of February 12, 2010. The Reporting Persons, depending on the overall liquidity of the market for the Common Stock or the 12% Notes and other market factors, may seek to dispose of their Common Stock or 12% Notes in compliance with the transfer restrictions in the Support Agreement (as defined below). The Reporting Persons, however, reserve the right to acquire or dispose of additional securities of the Issuer, in the ordinary course of business, to the extent deemed advisable in light of market conditions, the availability of shares of Common Stock and 12% Notes or other factors. The Reporting Persons also may, at any time and from time to time, change their purpose and/or formulate plans or proposals with respect thereto.
Except to the extent the foregoing and/or the Support Agreement may be deemed a plan or proposal, the Reporting Persons have no plans or proposals which relate to any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of this Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer
Item 5 is hereby amended and restated in its entirety to read as follows:
(a) As of the date hereof, the following is the beneficial ownership and percentage of the Issuer’s Common Stock outstanding for each of the Reporting Persons:

Name of Reporting Person	Number of Shares	Percentage of Class
Avenue Investments	328,767	1.1%
Avenue International Master	650,628	2.1%
Avenue International	650,628	2.1%
Avenue International GenPar	650,628	2.1%
Avenue Partners	979,395	3.2%
CDP Global	257,333	0.8%
CDP Global GenPar	257,333	0.8%
Avenue Fund IV	1,753,949	5.7%
Avenue Capital IV	1,753,949	5.7%
GL IV	1,753,949	5.7%
Avenue Fund V	3,772,168	12.3%
Avenue Capital V	3,772,168	12.3%
GL V	3,772,168	12.3%
Avenue Capital II	6,762,845	22.1%
GenPar	6,762,845	22.1%
Marc Lasry	6,762,845	22.1%
The approximate percentages of Common Stock reported as beneficially owned by the Reporting Persons are based upon 30,629,213 shares of Common Stock outstanding as of February 8, 2010, as reported by the Issuer in its Quarterly Report on Form 10-Q for the Quarter Ended January 3, 2010 filed by the Issuer with the Securities Exchange Commission on February 10, 2010.
(b) The Funds have the sole power to vote and dispose of the shares of Common Stock held by them reported in this Schedule 13D. Avenue International, Avenue International GenPar, Avenue Partners, CDP Global GenPar, Avenue Capital IV, GL IV, Avenue Capital V, GL V, Avenue Capital II, GenPar and Marc Lasry have the shared power to vote and dispose of the shares of Common Stock held by the Funds reported in this Schedule 13D.
(c) The Reporting Persons have not engaged in any transactions with respect to the Issuer’s Common Stock in the past sixty (60) days.
(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock reported in this Schedule 13D.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby amended by adding the following:
On February 9, 2010, the Issuer announced the execution of an Agreement and Plan of Merger, dated as of February 9, 2010 (the “Merger Agreement”), by and among the Issuer, Russell Hobbs, Inc. (“RH”), Battery Merger Corp. (“Battery Acquisition”), Grill Merger Corp. (“RH Acquisition”) and SB/RH Holdings, Inc. (the “Parent”). Pursuant to the Merger Agreement, Battery Acquisition would merge with and into the Issuer (the “Battery Merger”) and RH Acquisition would merge with and into RH (the “RH Merger”), with the result that both the Issuer and RH would be subsidiaries of a new company, the Parent. At the request of the Issuer, the Funds entered into the Support Agreement by and among the Funds and the Issuer, dated as of February 9, 2010 (the “Support Agreement”).
Under the terms of the Support Agreement, each of the Funds agreed that it will cause the respective shares of Common Stock owned by it to be counted as present at the meeting and voted (i) in favor of the adoption of the Merger Agreement and the Battery Merger, (ii) against any action or proposal that would reasonably be expected to result in any material breach of any representation, warranty or other covenant of the Issuer in the Merger Agreement and (iii) except with the written consent of the Issuer, against the following actions or proposals (other than the transactions contemplated by the Merger Agreement): (A) any Alternative Proposal (as defined in the Merger Agreement) with respect to the Issuer or (B) any other action or proposal, involving the Issuer or any subsidiary of the Issuer, that would reasonably be expected to prevent or materially impede, interfere with or delay the Battery Merger or any other transaction contemplated by the Merger Agreement. Each of the Funds also waived any appraisal rights that it might have related to the Battery Merger. In addition, each of the Funds agreed that it will not require the Issuer to repurchase the 12% Notes owned by it in the event of a “change of control” offer under the related indenture and it will consent to the amendments to the indenture relating to the 12% Notes proposed by the Issuer contemplated in the Merger Agreement. The Support Agreement prohibits the Funds from granting any proxies or power of attorney over their shares of Common Stock or 12% Notes, depositing their shares of Common Stock or 12% Notes in any voting trust or in any other way diminishing the Funds’ voting power over such securities. The Support Agreement allows any Fund to sell, transfer, pledge, encumber, assign or otherwise dispose of their 12% Notes or shares of Common Stock only if the transferee with respect to that Fund’s shares of Common Stock or 12% Notes agrees to be bound by the terms of the Support Agreement with respect to the transferred shares of Common Stock and 12% Notes to the same extent as the applicable Fund.
The Support Agreement will terminate on the earlier of (i) the closing of the Battery Merger and the RH Merger, (ii) the valid termination of the Merger Agreement pursuant to its terms, (iii) 15 business days after any change in recommendation of the Issuer’s Board of Directors (unless rescinded within that period), (iv) 15 business days following the Issuer’s Board of Directors not changing its recommendation to the holders of the Common Stock following a change of recommendation of the Special Committee of the Issuer’s Board of Directors and (v) the close of business on August 12, 2010. In addition, the Funds’ obligations under this Support Agreement will be automatically suspended during the 15 business day periods specified in clauses (iii) and (iv) immediately above.

The terms and conditions of the Support Agreement, filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed by the Issuer with the Securities Exchange Commission on February 12, 2010, are hereby incorporated by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1
The Support Agreement, dated as of February 9, 2009, by and among the Issuer and the Funds (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed by the Issuer with the Securities Exchange Commission on February 12, 2010).

Signatures
After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: February 16, 2010

AVENUE INVESTMENTS, L.P.
By:	Avenue Partners, LLC,
its General Partner

By:	/s/ Marc Lasry
	Name:	Marc Lasry
	Title:	Managing Member

AVENUE INTERNATIONAL MASTER, L.P.
By:	Avenue International Master
GenPar, Ltd.
its General Partner

By:	/s/ Marc Lasry
	Name:	Marc Lasry
	Title:	Director

AVENUE INTERNATIONAL, LTD.
By:	/s/ Marc Lasry
	Name:	Marc Lasry
	Title:	Director

AVENUE INTERNATIONAL MASTER GENPAR, LTD.
By:	/s/ Marc Lasry
	Name:	Marc Lasry
	Title:	Director

AVENUE PARTNERS, LLC
By:	/s/ Marc Lasry
	Name:	Marc Lasry
	Title:	Managing Member

AVENUE — CDP GLOBAL OPPORTUNITIES FUND, L.P.
By:	Avenue Global Opportunities Fund
GenPar, LLC
its General Partner

By:	/s/ Marc Lasry
	Name:	Marc Lasry
	Title:	Managing Member

AVENUE GLOBAL OPPORTUNITIES FUND GENPAR, LLC
By:	/s/ Marc Lasry
	Name:	Marc Lasry
	Title:	Managing Member

AVENUE SPECIAL SITUATIONS FUND IV, L.P.
By:	Avenue Capital Partners IV, LLC,
its General Partner

By:	GL Partners IV, LLC,
its Managing Member

By:	/s/ Marc Lasry
	Name:	Marc Lasry
	Title:	Managing Member

AVENUE CAPITAL PARTNERS IV, LLC
By:	GL Partners IV, LLC,
its Managing Member

By:	/s/ Marc Lasry
	Name:	Marc Lasry
	Title:	Managing Member

GL PARTNERS IV, LLC
By:	/s/ Marc Lasry
	Name:	Marc Lasry
	Title:	Managing Member

AVENUE SPECIAL SITUATIONS FUND V, L.P.
By:	Avenue Capital Partners V, LLC,
its General Partner

By:	GL Partners V, LLC,
its Managing Member

By:	/s/ Marc Lasry
	Name:	Marc Lasry
	Title:	Managing Member

AVENUE CAPITAL PARTNERS V, LLC
By:	GL Partners V, LLC,
its Managing Member

By:	/s/ Marc Lasry
	Name:	Marc Lasry
	Title:	Managing Member

GL PARTNERS V, LLC
By:	/s/ Marc Lasry
	Name:	Marc Lasry
	Title:	Managing Member

AVENUE CAPITAL MANAGEMENT II, L.P.
By:	Avenue Capital Management II
GenPar, LLC,
its General Partner

By:	/s/ Marc Lasry
	Name:	Marc Lasry
	Title:	Managing Member

AVENUE CAPITAL MANAGEMENT II GENPAR, LLC
By:	/s/ Marc Lasry
	Name:	Marc Lasry
	Title:	Managing Member

MARC LASRY
/s/ Marc Lasry